UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atlas Air Worldwide Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

049164205 (CUSIP Number)

December 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JGD Management Corp.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 2,103,500 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 2,103,500 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,500
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 10.7%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 25 Pages

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Capital Management, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 188,911 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 188,911 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,911
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.0%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 25 Pages

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Investment Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 847,130 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 847,130 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,130
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 4.3%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 4 of 25 Pages

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Credit Opportunities Fund, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 255,451 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 255,451 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,451
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.3%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 25 Pages

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Global Value Partners, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 516,628 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 516,628 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,628
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 2.6%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 25 Pages

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Select, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 69,438 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 69,438 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,438
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 0.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 25 Pages

CUSIP No. 049164205	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) York Select Unit Trust
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 65,178 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 65,178 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,178
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 0.3%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 8 of 25 Pages

Item 1	(a).	Name of Issuer:

Atlas Air Worldwide Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2000 Westchester Avenue Purchase, New York 10577

Item 2	(a).	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Amended and Restated Agreement of Joint Filing attached hereto as Exhibit A, which amended and restated the Agreement of Joint Filing dated as of July 21, 2005 and attached as Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on July 21, 2005:

(i) JGD Management Corp. (“JGD”), a Delaware corporation, an affiliate of Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company, York Offshore Holdings, Limited (“York Offshore Limited”), a corporation of the Commonwealth of the Bahamas, York Credit Opportunities Domestic Holdings, LLC (“York Credit Opportunities Domestic Holdings”), a New York limited liability company, York Global Value Holdings, LLC (“York Global Value Holdings”), a New York limited liability company, York Select Domestic Holdings, LLC (“York Select Domestic Holdings”), a New York limited liability company, and York Select Offshore Holdings, LLC (“York Select Offshore Holdings”), a New York limited liability company.

(ii) York Capital Management, L.P. (“York Capital”), a Delaware limited partnership.

(iii) York Investment Limited (“York Investment”), a corporation of the Commonwealth of The Bahamas.

(iv) York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership.

(v) York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership.

(vi) York Select, L.P. (“York Select”), a Delaware limited partnership.

Page 9 of 25 Pages

(vii) York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands.

Dinan Management is the General Partner of York Capital.

York Offshore Limited is the investment manager of York Investment.

York Credit Opportunities Domestic Holdings is the General Partner of York Credit Opportunities.

York Global Value Holdings is the General Partner of York Global Value.

York Select Domestic Holdings is the General Partner of York Select.

York Select Offshore Holdings is the investment manager of York Select Trust.

JGD is also filing this Schedule on behalf of certain other accounts (“Managed Accounts”) which it manages.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of JGD, York Capital, York Investment, York Credit Opportunities, York Global Value, York Select and York Select Trust is:

c/o York Capital Management 767 Fifth Avenue 17th Floor New York, New York 10153

Item 2	(c).	Citizenship:

The place of organization of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization
JGD	Delaware
York Capital	Delaware
York Investment	The Commonwealth of the Bahamas
York Credit Opportunities	Delaware
York Global Value	Delaware
York Select	Delaware
York Select Trust	Cayman Islands

Page 10 of 25 Pages

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2	(e).	CUSIP Number:

049164205

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 11 of 25 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) JGD

	(a)	Amount beneficially owned:

2,103,500

	(b)	Percent of class:

10.7%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

2,103,500

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

2,103,500

(iv) Shared power to dispose or to direct the disposition of

-0-

(ii) York Capital

	(a)	Amount beneficially owned:

188,911

	(b)	Percent of class:

1.0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

188,911

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

188,911

(iv) Shared power to dispose or to direct the disposition of

-0-

Page 12 of 25 Pages

(iii) York Investment

(a)	Amount beneficially owned:

847,130

(b)	Percent of class:

4.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

847,130

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

847,130

(iv) Shared power to dispose or to direct the disposition of

-0-

(iv) York Credit Opportunities

(a)	Amount beneficially owned:

255,451

(b)	Percent of class:

1.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

255,451

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

255,451

(iv) Shared power to dispose or to direct the disposition of

-0-

(v) York Global Value

(a)	Amount beneficially owned:

516,628

(b)	Percent of class:

2.6%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

516,628

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

516,628

(iv) Shared power to dispose or to direct the disposition of

-0-

Page 13 of 25 Pages

(vi) York Select

(a)	Amount beneficially owned:

69,438

(b)	Percent of class:

0.4%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

69,438

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

69,438

(iv) Shared power to dispose or to direct the disposition of

-0-

(vii) York Select Trust

(a)	Amount beneficially owned:

65,178

(b)	Percent of class:

0.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

65,178

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

65,178

(iv) Shared power to dispose or to direct the disposition of

-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 19,735,451 shares of Common Stock outstanding as of December 16, 2005, which information was obtained from the Issuer’s investor relations department.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Page 14 of 25 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. The Managed Accounts have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Page 15 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 16 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 17 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS LIMITED

By:	/s/Adam J. Semler
Adam J. Semler
Director

Page 18 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 19 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

YORK GLOBAL VALUE PARTNERS, L.P.

By: YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 20 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

YORK SELECT, L.P.

By: YORK SELECT DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 21 of 25 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: December 21, 2005

YORK SELECT UNIT TRUST

By: YORK SELECT OFFSHORE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 22 of 25 Pages

EXHIBIT A

AMENDED AND RESTATED AGREEMENT OF JOINT FILING

ATLAS AIR WORLDWIDE HOLDINGS, INC.

COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Amended and Restated Agreement be included as an Exhibit to such filing.

This Amended and Restated Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Amended and Restated Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Amended and Restated Agreement as of this 21st day of December, 2005.

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK CAPITAL MANAGEMENT, L.P.

By:	DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 23 of 25 Pages

YORK INVESTMENT LIMITED

By:	YORK OFFSHORE HOLDINGS LIMITED

By:	/s/ Adam J. Semler
Adam J. Semler
Director

YORK CREDIT OPPORTUNITIES FUND, L.P.

By:	YORK CREDIT OPPORTUNITIES
DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK GLOBAL VALUE PARTNERS, L.P.

By:	YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK SELECT, L.P.

By:	YORK SELECT DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 24 of 25 Pages

YORK SELECT UNIT TRUST

By:	YORK SELECT OFFSHORE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 25 of 25 Pages